SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. __

Under the Securities Exchange Act of 1934

Four Oaks Fincorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

350891107
(CUSIP Number)

Kenneth R. Lehman, 1408 North Abingdon Street, Arlington, Virginia  703.812.5230
(Name, address and telephone number of person authorized to receive notices and communications)

March 27, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth R. Lehman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	FOR SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 875,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 350891107                                                                                                                                                                                                                                                 Page 2 of 3 Pages

Item 1.     Security and Issuer

This statement relates to the common stock, par value $1.00 (the “Common Stock”) of Four Oaks Fincorp, Inc. (the “Company”). The Company’s principal executive offices are located at 6144 US 301 South, Four Oaks, North Carolina 27524.

Item 2.     Identity and Background

(a)	This statement is filed by Kenneth R. Lehman (the “Reporting Person”).

(b)           The address of the Reporting Person is 1408 North Abingdon Street, Arlington, Virginia.

(c)           The Reporting Person is a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)
The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock identified herein is $875,000.  The shares of Common Stock were purchased by the Reporting Person with personal cash funds. All or part of the shares of Common Stock owned by the Reporting Person may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Person.

Item 4.     Purpose of the Transaction

The Reporting Person acquired the shares of Common Stock reported herein for investment. The shares were purchased pursuant to a securities purchase agreement, dated as of March 24, 2014 (the Securities Purchase Agreement”), between the Reporting Person and the Company. In the Securities Purchase Agreement, the Reporting Person Agreed to purchase from the Company, and the Company agreed to sell to the Reporting Person, for $1.00 per share, the lesser of (i) 10,000,000 shares of Common Stock, (ii) if the Company conducts a rights offering, all shares of Common Stock not purchased by stockholders exercising their basic subscription rights, and (iii) the maximum number of shares of Common Stock that may be issued to the Reporting Person without causing an “ownership change” under Section 382(g) of the Internal Revenue Code of 1986. The Securities Purchase Agreement requires that, within ten business days, the Company and the Reporting Person complete the sale of 875,000 shares of Common Stock to the Reporting Person for a total of $875,000. In addition, the Securities Purchase Agreement provides the Reporting Person a right of first refusal to purchase an additional 6,000,000 shares subject to the limitations outlined in clauses (ii) and (iii) above. The Reporting Peron intends to purchase the shares that the Securities Purchase Agreement requires him to purchase.  In addition, he may purchase the additional shares for which he has the right of first refusal, may from time to time purchase additional shares of Common Stock, and may dispose of any or all of the shares of Common Stock at any time.

The Securities Purchase Agreement provides that the Reporting Person will have up to 30 days after the completion of the transaction (the “Closing Date”) to identify up to $50.0 million of assets (the “Work-Out Assets”), and the Reporting Person and the Company will be required to work together to identify the Work-Out Assets and develop an asset resolution plan (the “Asset Resolution Plan”) with respect to them.  The Company will be required to adopt the mutually agreeable Asset Resolution Plan within 30 days after the Work-out Assets are identified. The Asset Resolution Plan will require the Company to accelerate its work-out strategy with respect to the Work-Out Assets, and provide for the disposition, work out, upgrade or other resolution of them within 18 months of the Closing Date, based upon the additional capital raised in the transaction. The Asset Resolution Plan will require that, promptly upon its adoption, the Company write-down or charge-off the Work-Out Assets, or increase the specific loan loss reserves relating to them to account for any change in the work-out strategy with respect to each such asset; provided, however, that any write-down, charge-off or increase to loan loss reserves must comply with GAAP and applicable regulatory guidance. In no event will the Company be required to accelerate its work-out strategy to a degree that would result in an immediate pre-tax charge that, when combined with all offering-related expenses, exceeds either (i) $10.0 million, or (ii) the amount of capital raised in the transactions contemplated by the Securities Purchase Agreement and any rights offering.

CUSIP No. 350891107                                                                                                                                                                                                                                       Page 3 of 3 Pages

The Reporting Person has had informal conversations with directors of the Company regarding the Reporting Person’s service as a director, but board representation is not a condition of the transaction. No other changes are contemplated in the board of directors. The Reporting Person intends to recommend additions to the Company’s management team in the future, and/or replacements of executive officers, but as of the date of this Notice the Reporting Person has not recommended to the Board of Directors that any executive officer be added or replaced.

The Reporting Person intends to engage in discussions with management regarding the Company’s financial condition, results of operations, and business strategies.

Other than as described above and as may be set forth in or contemplated by the Securities Purchase Agreement filed as an exhibit hereto, the Reporting Person does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;  (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;  (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;  (e) any material change in the present capitalization or dividend policy of the issuer;  (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above.

The Reporting Person is likely from time to time to review or reconsider his intention in holding and/or acquiring shares of the issuer’s Common Stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5.     Interest in Securities of the Issuer

(a)	The Reporting Person owns 875,000 shares, or 9.9%, of the Company’s 8,852,658 outstanding shares of common stock.

(b)	The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c)	All shares of Common Stock beneficially owned by the Reporting Person were acquired from the Company on March 26, 2014, for $1.00 per share.

(d)	No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)           Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 24, 2014, the Reporting Person entered into a Securities Purchase Agreement with the Company.  Other than in connection with such agreement, which is filed as an exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

Exhibit 1:  Securities Purchase Agreement dated as of March 24, 2014 between Four Oaks Fincorp, Inc. and Kenneth R. Lehman (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 26, 2014).

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 31, 2014

/s/ Kenneth R. Lehman
_______________________________________
Kenneth R. Lehman